PRELIMINARY COPY SUBJECT TO COMPLETION DATED NOVEMBER 20, 2006

The Gravity Committee for Fair Treatment of Minority Shareholders

November __, 2006

Dear Fellow Gravity Investor:

The opportunity has finally arrived for you to send a message to the Board of Directors and management of Gravity Co., Ltd. (“Gravity” or the “Company”). We, the members of The Gravity Committee for Fair Treatment of Minority Shareholders (the “Committee”), together own approximately 17.6% of the Company and we strongly believe that Gravity is not acting in your best interests. The Committee believes that since August 30, 2005, when control of Gravity was acquired by EZER Inc., a shell corporation with ties to GungHo Online Entertainment and SOFTBANK Corp., the rights of the minority shareholders have been disregarded repeatedly and consistently.

Although we have tried to resolve these issues through a constructive dialogue with the Company and representatives of the majority shareholder, our efforts have been rebuffed, as described in the attached Statement. The Committee is therefore seeking your support at the extraordinary general meeting of shareholders, called by the Company at the request of the Committee, scheduled to be held at the ___________________________, _________, ________ on December 26, 2006, at 9 A.M. (local time) for the purpose of removing the two management directors serving on Gravity’s Board of Directors, Mr. Il Young Ryu and Mr. Seungtaik Baik.

Given the 52.4% majority stake of EZER in the Company, it will not be possible to obtain the necessary votes to legally obligate the Board to remove these two directors. However, we believe a strong vote in favor of the proposal would send a clear message to the independent directors that the minority shareholders believe Gravity is being mismanaged by Messrs. Ryu and Baik and that the rights of the minority investors must be protected.

The Committee urges you to carefully consider the information contained in the attached Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Statement and the enclosed GOLD proxy card are first being furnished to the holders of American Depositary Shares on or about November __, 2006. If you have already voted against the proposals described in the attached Statement, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

The Gravity Committee for Fair Treatment of Minority Shareholders

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Committee’s Statement, please call
Innisfree M&A Incorporated at the phone numbers listed below.

501 Madison Avenue, 20th Floor
New York, New York 10022

CALL TOLL FREE: (888) 750-5834
BANKS AND BROKERS CALL COLLECT: (212) 750-5833

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
GRAVITY CO., LTD.

STATEMENT
OF
THE GRAVITY COMMITTEE FOR FAIR TREATMENT OF MINORITY
SHAREHOLDERS

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

The members of The Gravity Committee for Fair Treatment of Minority Shareholders together own approximately 17.6% of Gravity and are by far the largest minority shareholders of the Company. The Committee believes that Gravity is not acting in the best interests of all shareholders. The Committee is therefore seeking your support at the extraordinary general meeting of shareholders (the “Meeting”), called by the Company at our request, scheduled to be held at ___________________________, _________, ________ on December 26, 2006, at 9 A.M. (local time) for the following purpose:

To remove Il Young Ryu and Seungtaik Baik from the Gravity Board for failing to fulfill their fiduciary duties in accordance with applicable law.

As of November __, 2006, the approximate date on which this Statement is being mailed to the holders of American Depositary Shares (“ADSs”) of Gravity, the members of the Committee were the beneficial owners of an aggregate of 4,044,351 ADSs and 211,944 shares of common stock of the Company (the “Shares”), which currently represent approximately 17.6% of the issued and outstanding common stock, all of which are entitled to be voted at the Meeting. The Committee is composed of Ramius Capital Group, L.L.C. and certain of its affiliates (together, “Ramius”) and Moon Capital Management LP and certain of its affiliates (together, “Moon”). This Statement and the GOLD proxy card are first being furnished to the holders of Gravity ADSs on or about November __, 2006.

Gravity has set the record date (the “Record Date”) for determining (i) shareholders entitled to notice of and to vote at the Meeting as November 24, 2006 and (ii) ADS holders entitled to notice of and to vote at the Meeting as of November 22, 2006. Shareholders, including holders of ADSs, of record at the close of business on the Record Date will be entitled to vote at the Meeting.

THE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE REMOVAL OF MESSRS. RYU AND BAIK FROM THE GRAVITY BOARD AS DESCRIBED IN THIS STATEMENT.

BACKGROUND TO SOLICITATION

The members of the Committee initially purchased their ADSs based on their belief that the Shares underlying the ADSs at the time of purchase were substantially undervalued and represented an attractive investment opportunity. The Committee was formed after becoming concerned about a number of disconcerting developments at Gravity and the apparent failure of Gravity’s management to address these problems. These developments and the Committee’s efforts to maximize shareholder value are summarized in the following chronology of events leading up to this solicitation:

o	On August 30, 2005, EZER Inc., an entity affiliated with Taizo Son, purchased a 52.4% interest in Gravity from Mr. Jung Ryool Kim, Gravity’s founder, and certain members of his family (the “EZER Control Purchase”) at a price equivalent to approximately $24.70 per ADS. Since then, there have been changes to the Gravity Board and management, as well as numerous related-party transactions and arrangements, many of which the Committee believes have been detrimental to the interests of the minority shareholders.

o	In September 2005, representatives of Ramius called Mr. John C. Chung, then general counsel and investor relations officer of Gravity, to express concerns about the potential conflicts of interest which arose as a result of the EZER Control Purchase. Mr. Chung assured Ramius that the minority shareholders should not worry, that Gravity investors would be protected and that Gravity would be run in an ethical manner. Three months later, on December 28, 2005, Mr. Chung resigned as investor relations officer and sometime later ceased to be general counsel of Gravity as well.

o	Representatives of Ramius attended the Tokyo Game Show on September 16, 2005 and met with Mr. David Woong-Jin Yoon, then CEO of Gravity. Mr. Yoon stated that the EZER Control Purchase would not affect the Company’s strategy and that Gravity’s minority shareholders would be protected. In particular, Mr. Yoon indicated that the renegotiation of the Ragnarok Online license would be conducted on an arms’ length basis. However, according to a Gravity press release dated December 20, 2005, Mr. Yoon resigned as CEO just days after the Tokyo Game Show, was “suspended from his position” less than two months later and resigned from the Board several weeks thereafter.

o	In the wake of the EZER Control Purchase, seven of the nine members of the Company’s Board of Directors, including six independent directors, resigned. They were replaced on September 21, 2005 by Mr. Ryu and four new directors which the Committee believes were nominated by EZER and Mr. Ryu. We believe certain of these new directors had prior ties to Mr. Ryu or Taizo Son. This newly-comprised Board of Directors (the “Ryu Board”), now with only seven members, proceeded to approve a number of related-party transactions and take other questionable actions which the Committee believes were not in the best interest of all shareholders. Importantly, none of Gravity’s three current independent directors were on the Ryu Board.

o	On October 18, 2005, Gravity announced that it was conducting an investigation into Ragnarok Online royalty payments from licensees which were not accounted for in Gravity’s financial statements (the “Embezzlement”).

o	On November 11, 2005, the Ryu Board authorized Gravity to purchase shares of Neo-Cyon, Inc., (“Neo-Cyon”) from certain of its shareholders which resulted in Gravity holding an approximately 96% stake in Neo-Cyon. One of the shareholders was Neo-Cyon’s then CEO, Mr. Baik, who coincidentally became an officer of Gravity around the time of this transaction and who then joined the Board on March 31, 2006. As described in more detail below, the Committee believes that this acquisition was unjustified, extremely expensive and not in the best interests of Gravity’s shareholders.

o	On November 25, 2005, representatives of Ramius visited Gravity’s offices for a scheduled meeting with Mr. Ryu, as well as other Gravity management. However, the meeting with Mr. Ryu was abruptly canceled with no clear explanation.

o	On December 20, 2005, Gravity announced that the Ryu Board had effectuated a number of changes in the management team, including the resignation of Mr. Yoon as president and member of the Ryu Board and the appointment of a new chief technical officer, among others. Shortly thereafter, on December 27, 2005, William Song, the Chief Financial Officer also resigned.

o	On December 21, 2005, under direction from the Ryu Board, Gravity announced a plan to invest up to one billion yen (approximately US$8.5 million) of the Company’s cash balance in “Online Game Revolution Fund Vol. 1”, an investment fund organized in Japan. The general partner of this fund is Movida Investment Inc., which is indirectly owned and controlled by Taizo Son and SOFTBANK Corp. (“SOFTBANK”). SOFTBANK is also an investor in this fund. Scant details have been disclosed to the shareholders about the exact amount which has been invested by Gravity to date or the expected returns on this investment.

o	On December 22, 2005, as directed by the Ryu Board, Gravity entered into a related-party transaction with GungHo Online Entertainment (“GungHo”): the purchase of “Emile Chronicle Online.” Although this game was acquired for a price of 700 million yen (approximately US$6 million) from GungHo just days before the end of GungHo’s fiscal year, there has been no mention of any financial contribution to Gravity from this game in any disclosure since then. As described below, the Committee believes the price paid for Emile was excessive and that this transaction was not in the best interest of Gravity’s shareholders.

o	On January 8, 2006, Kwan Shik Seo, the former Chief Financial Officer of Gravity resigned from the Ryu Board. Following this resignation, the Ryu Board shrunk to five members: Mr. Ryu, and the four directors appointed shortly after the EZER Control Purchase.

o	On February 6, 2006, representatives of Ramius held a meeting with Taizo Son in Tokyo. Ramius discussed its strong concerns about the related-party transactions. In addition, representatives of Ramius proposed a strategy whereby Gravity’s share price could be maximized for all shareholders by listing Gravity’s shares in Japan. Mr. Son expressed a need to restructure Gravity prior to such a listing, which restructuring he said would be difficult to do with minority investors in Gravity.

o	On March 16, 2006, representatives of Ramius met again with Taizo Son to reiterate Ramius’ concerns regarding the related-party transactions, discuss its opinion on Gravity’s valuation and state that if Taizo Son or his affiliates wanted to engage in related-party transactions with Gravity, he should take Gravity private at a fair price.

o	On March 17, 2006, Gravity disclosed that its net income for 2005 had been impacted negatively by a decline in revenues due to increased competition and delays in releasing new games, as well as increased operating expenses. In addition, Gravity disclosed that the beta service of Ragnarok Online II had been delayed until “sometime during the fourth quarter of 2006.” This was Gravity’s first public announcement of the deterioration of its business under the management of Messrs. Ryu and Baik.

o	Ramius and Moon formed the Committee on March 29, 2006 in order to protect the rights of the minority shareholders of Gravity and to maximize the value of Gravity shares.

o	At Gravity’s annual shareholder’s meeting on March 31, 2006, the Ryu Board was completely restructured. The four directors who joined the Ryu Board shortly after the EZER Control Purchase resigned. These four were replaced with Mr. Baik and three new independent directors. This reconstituted Board of Directors (the “Ryu/Baik Board”) remains seated as of the mailing date of this Statement.

o	On April 21, 2006, Gravity announced its “business vision for 2006” to become the “Hollywood of the online game industry.” In addition, the Company stated that it had no present intention to delist its shares from NASDAQ and denied that it was manipulating its results to devalue its stock price in preparation for a merger with GungHo.

o	On May 18, 2006, Gravity disclosed a settlement with ex-Chairman Jung Ryool Kim pertaining to the Embezzlement. The settlement called for the cessation of civil and criminal actions between the parties and the payment of certain amounts by Mr. Kim to Gravity. In addition, the two parties agreed to assist one another in seeking settlements of various lawsuits filed by minority shareholders unrelated to the Committee and other parties against Gravity.

o	Since that time, Gravity has provided no evidence to the shareholders that the terms of this settlement were in the best interests of Gravity’s shareholders. In fact, to this day the Committee has more questions than answers about the Embezzlement and the settlement. These questions multiplied following ex-Chairman Kim’s public statements about the Embezzlement made in late August 2006 and the identification of certain missing or omitted invoices from GungHo during the course of the Committee’s document inspection, both of which are described below.

o	On May 23, 2006, the Committee urged Gravity to form a special committee comprised of the independent directors and a shareholder representative of the Committee’s choice to examine alternatives for maximizing the value of the Japan Ragnarok Online license, including offering the license to third parties through an auction or the creation and share listing of a Japanese subsidiary. The Committee received no response.

o	On June 1, 2006, the Committee filed a petition with the Seoul Central District Court (the “Court”) to exercise its members’ rights as Gravity shareholders to inspect the financial documents of the Company. This petition was granted in part by the Court on July 12, 2006. Subsequently, after Gravity failed to turn over certain of its financial records, the Committee sought and obtained an order from the Court enforcing its earlier ruling, as described below.

o	In August 2006, the members of the Committee concluded that, in order to protect the minority shareholders’ interests, it would be necessary for Gravity to convene an extraordinary general meeting of shareholders. The purpose of the meeting is to remove Messrs. Ryu and Baik from the Gravity Board.

o	On August 22, 2006, the Committee delivered to Gravity a demand for the convocation of an extraordinary general meeting of shareholders. Despite this demand, Gravity did not set the meeting date until months later, after the Committee filed a petition with the Court to compel Gravity to hold the meeting.

o	Also on August 22, 2006, Gravity issued a press release announcing that it had entered numerous memorandums of understanding (“MOUs”) with various parties, including GungHo, to publish Ragnarok Online II in five overseas markets. More importantly, the renewal of the Ragnarok Online license to GungHo in Japan, Gravity’s single most valuable asset, was casually mentioned at the end of the press release. Other than mentioning a new expiration date of August 2009, no details were provided about the terms of the renewal.

o	On August 25, 2006, the Committee sent a letter to Mr. Ryu, demanding that the Company initiate, on behalf of the shareholders derivatively, a civil lawsuit against any directors and former directors of the Company responsible for approving related-party transactions and alleged misconduct.

o	On August 29, 2006, public statements made at a press conference held by ex-Chairman Kim were widely reported in Korean media outlets. These statements suggested that the Embezzlement may have been made possible with the assistance of GungHo. In addition, Mr. Kim indicated that he possesses additional information regarding potential wrongdoing at Gravity – in his words “the last hidden card” – which he threatened to disclose.

o	In mid-September 2006, the Committee sent a letter to Masayoshi Son and Taizo Son asking them to set the record straight regarding ex-Chairman Kim’s allegations. The Committee again received no response. Gravity has never publicly discussed the details about the Embezzlement and the subsequent confidential settlement of the matter with Mr. Kim.

o	On September 8, 2006, the Committee’s Korean legal advisor met with one of Gravity’s independent directors, Professor James Jinho Chang, to discuss the Committee’s concerns about Gravity. The discussion included matters such as the Committee’s lack of confidence in management, the terms of the Ragnarok Online license and other related-party transactions, the recent public disclosures by ex-Chairman Kim, the confidential settlement terms with Gravity and excessive entertainment expenses which were uncovered by the Committee during its inspection of financial documents.

o	From mid-September to early-November 2006, the financial advisors and legal advisors to the Committee met with Mr. James O. Kwon and certain other agents of the Company on various occasions to discuss possible solutions to the Committee’s concerns. These potential solutions included a potential acquisition of all of the outstanding minority shares of Gravity. In addition, several emails and letters were sent to Taizo Son seeking his participation to resolve the situation.

o	Also during this time period, the Committee prepared and presented a slide presentation to these individuals and others which laid out a valuation case for Gravity. In this presentation, the Committee provided analysis which the Committee believes supports its view that Gravity is worth substantially more than the current market price per ADS in a transaction with EZER and/or its related parties.

o	The Committee remains open to having a constructive dialogue with Gravity and/or representatives of the majority shareholder to discuss potential solutions to our concerns about the Company. To date, the discussions have not been substantive or fruitful.

o	During this same time period, advisors to the Committee conducted follow up meetings and teleconferences with the independent members of the Gravity Board. The Committee is confident that if Messrs. Ryu and Baik were removed from the Board, the three remaining independent directors would be set free to install new management to set Gravity back on course and to insure that the Company is run for the benefit of all the shareholders, rather than for the benefit of the majority shareholder, EZER, and its related parties: Taizo Son, GungHo and SOFTBANK.

o	On October 13, 2006, Gravity released first and second quarter 2006 financial results, which showed a further deterioration in Gravity’s operating fundamentals, which the Committee believes is due to Gravity’s poor management, as described below.

o	On November 6, 2006, the Court found that Gravity did not comply with the terms of the Court’s July 12, 2006 injunction, which ordered Gravity to provide the Committee access to the Company’s financial documents. The Court reaffirmed the Committee’s right to inspect all of Gravity’s financial documents and ordered the Company to produce documents which it had previously attempted to withhold from the Committee. The Court took the extraordinary measure of imposing potential significant daily monetary sanctions on the Company if it fails to comply.

REMOVAL OF
IL YOUNG RYU AND SEUNGTAIK BAIK
FROM THE GRAVITY BOARD

There are currently five directors serving on the Gravity Board. The Committee is seeking your support to remove the following two directors:

Name	Current Position

Il Young Ryu	Chairman, President, Representative Director and CEO
Seungtaik Baik	Senior Executive Director, Chief Operating Officer and Chief Marketing Officer

The remaining three directors are independent directors who, to the Committee’s knowledge, have no affiliations with Taizo Son, SOFTBANK, GungHo or EZER. The Committee is not seeking the removal of the independent directors. We believe that if the influences of Messrs. Ryu and Baik were removed from the Board, the independent directors would be set free to install new management to set Gravity back on course and to insure that henceforth the Company is run for the benefit of all the shareholders, rather than for the benefit of the majority shareholder, EZER, and its related parties: Taizo Son, GungHo and SOFTBANK. In addition, the independent directors will be able to review and potentially revise or reverse the related-party transactions without interference from Messrs. Ryu and Baik.

REASONS FOR REMOVING DIRECTORS

The Committee believes that Messrs. Ryu and Baik have mismanaged Gravity and are responsible for recommending to the Gravity Board a host of improper related-party transactions since the sale of a majority interest in Gravity from its founder to the Japanese firm EZER. In particular:

o	EZER stated in a Schedule 13D filing on August 30, 2005 (the “EZER 13D”) that the primary purpose of the acquisition of the majority interest was “to secure for the benefit of GungHo a continuing license for ‘Ragnarok’”, a license which was due to expire in August 2006. This disclosure foretold a future of numerous related-party transactions, described below, which the Committee believes have been detrimental to the interests of the minority shareholders and have enriched Taizo Son, GungHo, SOFTBANK and Mr. Baik.

o	Since Messrs. Ryu and Baik were installed as Directors and officers of the Company, the operating performance of Gravity has deteriorated dramatically, as evidenced by substantial revenue declines, increases in costs and compensation expenses and delays in new product development.

o	Gravity’s conduct in response to the Embezzlement by ex-Chairman Kim of licensing fees paid by GungHo has, in our opinion, been unacceptable and poorly disclosed. The Committee believes serious unanswered questions remain about whether Gravity has been adequately compensated for the wrongdoings of the former Chairman and possibly GungHo.

o	The Committee has uncovered numerous suspicious charges, such as thousands of dollars in seemingly unnecessary entertainment expenses, which were charged to corporate credit cards of Mr. Ryu, which the Committee believes reflect a gross waste of corporate assets.

Related-Party Transactions

Relicensing of Ragnarok Online in Japan to GungHo

On August 30, 2005, according to the EZER 13D, EZER purchased a 52.4% interest (the “Majority Interest”) in Gravity from Mr. Jung Ryool Kim, Gravity’s founder, and certain members of his family. The following summarizes the relationship of the related parties as disclosed in the EZER 13D:

Masayoshi Son
Brothers
Taizo Son
Friends
Il Young Ryu
Controls
President
owns 81.7%
President & owns 32.7%
Asian Groove Co,. Ltd.
owns 100%
Son Assets Mgmt
owns 100%
40b ¥ loan
SOFTBANK Corp.
owns 100%
Director
Techno Groove Co., Ltd.
Tokumei Kumiai
EZER Inc.
SOFTBANK BB Corp.
Pursuant to the TK, Techno Groove is attributed the financial performance of EZER's Gravity shares
Public Shareholders
owns 44.6%
owns 39.6%
owns 52.4%
own 47.6%
GungHo Online Entertainment
Licensing Arrangements
Gravity Co., Ltd.

Note: All data is derived from public filings, including EZER's 13D filing dated August 30, 2005.

o	Mr. Ryu owns all of the issued share capital of EZER.

o	EZER entered into a contractual relationship known as a “tokumei kumiai” (a “TK”) with Techno Groove Co., Ltd. Pursuant to this TK arrangement, EZER technically owns the Majority Interest but Techno Groove is attributed the financial performance of the shares. Techno Groove is wholly owned by Asian Groove Co., Ltd., which is controlled and approximately 82% owned by Taizo Son.

o	Asian Groove owned directly and indirectly 39.6% of GungHo as of August 30, 2005. An additional 44.6% of GungHo is owned by a subsidiary of SOFTBANK. Taizo Son’s brother, Masayoshi Son, is the President and 32.7% shareholder of SOFTBANK.

o	Masayoshi Son facilitated the EZER Control Purchase by causing Son Assets Management Inc., an entity he controls, to lend 40 billion yen to Techno Groove.

With the help of the loan facilitated by Masayoshi Son, EZER paid the equivalent of approximately $24.70 per ADS for the controlling interest in Gravity. This represented a premium of over three times the then market price of $7.10 per ADS. As stated above, EZER surprisingly admitted in the EZER 13D that the primary purpose of the acquisition of the majority interest was “to secure for the benefit of GungHo a continuing license for ‘Ragnarok.’” EZER’s admission makes it clear that GungHo’s two principal shareholders, SOFTBANK and Taizo Son’s Asian Groove, stood to benefit directly from the EZER Control Purchase.

The Committee believes that the extremely high price paid in the EZER Control Purchase indicates just how important the Ragnarok Online license was for GungHo’s business. According to GungHo’s 2005 financial statements, substantially all of GungHo’s revenue was derived from products licensed from or sold and licensed to Gravity, with greater than 80% of the revenue generated by the Ragnarok Online license.

Faced with EZER’s brazen statement in the EZER 13D, the Committee demanded in May 2006 that the Ryu Board establish a special committee to be comprised of independent directors and a designee of the Committee to examine alternatives to this “insider deal” and instead seek to maximize the value of Gravity’s online game Ragnarok Online. GungHo’s license to distribute Ragnarok Online in the Japanese market was due to expire in August 2006.

The Committee publicly asked the Ryu Board to examine two scenarios that the Committee believed would maximize the value of the license: (1) offer the license to multiple third parties, including GungHo, through a formal auction process or (2) allow the license to expire, create a Japanese subsidiary to directly distribute Ragnarok Online in Japan, and list the subsidiary on a Japanese stock exchange. The Committee believed that either scenario would maximize the value of the license which, in the Committee’s opinion, is even more valuable now than when GungHo was granted the license in 2002.

The Committee is appalled by the lack of disclosure made regarding the terms of the extension of the Ragnarok Online license with GungHo to 2009. Given that the license is Gravity’s single most valuable asset, and in light of the rampant conflicts of interest involved in any deal between Gravity and GungHo, the Committee was dismayed to have to find out about this deal in a brief mention at the end of a press release regarding licensing for Ragnarok Online II. No financial terms of the renewal were disclosed nor were any details provided regarding what processes, if any, were undertaken by the Ryu/Baik Board to ensure that the interests of the minority shareholders were protected. Furthermore, representatives of the Committee contacted a number of alternative potential licensees who were interested in licensing Ragnarok Online.

Particularly given the conflicts of interest involved, the Committee feels that this deal required a heightened level of scrutiny. The nature of the disclosure regarding the license renewal leads the Committee to believe that the interests of the minority shareholders were ignored. We believe Messrs. Ryu and Baik saved GungHo, for the benefit of Taizo Son and SOFTBANK, by allowing EZER and its related entities to follow through with their plan to force Gravity into the license renewal with GungHo.

Acquisition of Emile Chronicle Online from GungHo

On December 22, 2005, as directed by the Ryu Board, Gravity entered into another related-party transaction with GungHo: the purchase of Emile Chronicle Online (“ECO”). This game was acquired for 700 million yen (approximately US$6 million) from GungHo just days before the end of GungHo’s fiscal year.

The Committee believes that the transaction may have been timed to boost GungHo’s 2005 revenues to enable GungHo to exceed the Toyo Keizai estimates for the year. In addition, the Committee believes the revenues from the sale of ECO to Gravity enabled GungHo to tout its reduced exposure to Ragnarok Online. Because EZER owns Gravity shares in a “tokumei kumiai”, under Japanese law GungHo is not required to report the sale of ECO as a related-party transaction. These types of TK structures have become highly controversial in Japan due to the recent Livedoor scandal.

The Committee believes that the price paid by Gravity for ECO was unwarranted and excessive. We believe it is a lower quality game than South Korean online games generally, and aspects of ECO appear to be copied from Gravity’s own Ragnarok Online game. In addition, in a document written by Gravity’s own internal staff which was revealed through yet another lawsuit against Gravity by a minority shareholder unrelated to the Committee, the following observations were noted:

ECO’s “competitive factors are weak”, “the user interface is complicated and difficult to use”, “camera angles are limited”, “the animation and special effects in battle scenes are monotonous”, ECO is “lacking creativity”, “the interface looks messy and clumsy, compared to that of Ragnarok”, “ECO has less competitive power than other online games that have been recently published, since it benchmarked an outdated system” and ECO’s “major contents must be revised, including its user interface, characters and balancing.”

Furthermore, there was no mention of any financial contribution from ECO to Gravity in the Company’s first half 2006 financial report, or in any other disclosure from Gravity.

Despite the questionable nature of this related-party transaction with GungHo, Gravity has denied the Committee’s request to review pertinent contracts and other materials relating to this transaction or otherwise set the record straight so that the Company’s shareholders can evaluate related-party dealing for themselves.

Acquisition of Neo-Cyon from Mr. Baik

On November 11, 2005, the Ryu Board authorized the purchase of Neo-Cyon Inc., a company more than 40% owned by Mr. Ryu’s friend and current Gravity executive and director, Mr. Baik. In addition, Neo-Cyon had a business alliance with another company, G-mode Co. Ltd, that itself was and remains partially owned by GungHo. Gravity spent approximately 7.7 billion won (approximately US$7.4 million) on the acquisition of the 96% stake.

The Committee believes that this price was unjustified and exorbitant, particularly in light of the fact that Neo-Cyon had an accumulated deficit and net profits of only 20 million won (US$20,000 dollars) in 2005. According to Gravity’s management, Neo-Cyon contributed 1.4 billion won (approximately US$1.5 million) in revenues in the first half of 2006. Based upon these figures, the Company paid an estimated 2.8x annualized 2006 revenues for this business. The Company has refused to provide details on whether or not Neo-Cyon has been profitable this year. This valuation is significantly higher than the estimated 1.9x 2006 revenue multiple that RealNetworks paid to acquire WiderThan, Inc. – a well-known SK Telecom affiliated company that is significantly more developed with over US$101 million in revenues reported in 2005.

The Committee believes the Neo-Cyon transaction was not negotiated at arms’ length and is another example of self-dealing in which the Company rescued a marginal business owned by a friend of Mr. Ryu. Despite our questions surrounding this transaction, Gravity has denied the Committee’s request to disclose more detailed 2006 performance data and review pertinent contracts, valuation reports and financial documents of Neo-Cyon in order to determine the magnitude of the possible harm suffered by the Company as a result of this acquisition.

Other Questionable Transactions

On December 21, 2005, under direction from the Ryu Board, Gravity announced a plan to invest up to one billion yen (approximately US$8.5 million) of the Company’s cash balance in “Online Game Revolution Fund Vol. 1”, an investment fund organized in Japan. This fund, which also has SOFTBANK as an investor, is managed by Movida Investment Inc., which is indirectly owned and controlled by Taizo Son and SOFTBANK. No details have been disclosed to the shareholders about the exact amount which has been invested by Gravity to date or the expected returns on this investment.

Furthermore, in May 2006, Gravity announced that it had entered into a contract to invest approximately 8.5 billion won (approximately US$9 million) in Perpetual Entertainment, Inc., an online game developer in which SOFTBANK’s private equity investment unit also has an ownership stake.

We do not yet know enough about these other arrangements to determine whether or not they were in the best interests of Gravity’s shareholders.

Deteriorating Operating Performance

Poor First Half 2006 Results

Gravity recently released its first half results for 2006, more than three months after the close of the second quarter. In addition to the tardiness of the report, the results were poor. Consistent with the Committee’s concerns regarding Gravity’s management, Gravity reported significant revenue declines and an operating loss.

Key concerns include the following:

o	Gravity showed a significant revenue decline of 26.8% in the first half of 2006 as compared to the first half of 2005, a figure that is particularly distressing in comparison to a number of other publicly traded Korean online gaming companies.

o	Gravity’s EBITDA margin has decreased from an estimated 45% in the first half of 2005 before the EZER Control Purchase, to an estimate of zero or negative in the first half of 2006. In addition, the Company’s EBITDA and operating margin have significantly underperformed most of its peers.

o	Gravity reported an operating loss of 3.4 billion won (approximately US$3.6 million) or negative 16% of revenues, excluding non-operating items such as interest income and one-time proceeds from the sale of real estate and the reimbursement from ex-Chairman Kim.

o	In the earnings press release, there is no mention of any contributions from Emile Chronicle Online, for which Gravity paid GungHo 700 million yen (approximately US$6 million) less than one year ago.

o	In addition, Gravity highlighted the potential of Neo-Cyon despite a modest revenue contribution of 1.4 billion won (approximately US$1.5 million). The quality of these revenues and the associated margins were not discussed, although the Company disclosed the commencement of sales of mobile phones by Neo-Cyon. The Committee believes the resale of cellular phones represents an unexplained deviation from Gravity’s core business.

Concerns about Existing Game Portfolio

In the Committee’s view, Gravity is doing a poor job of developing and managing its existing game portfolio. Revenues for Ragnarok Online have declined dramatically in the first half of 2006 in Korea and certain overseas markets, due in the Committee’s view to a lack of new features and updates. Time & Tales and Stylia have not been successful. Paper Man, a potentially promising title, was not published by Gravity and the publishing rights were returned to the developer, Rhoceo, an entity related to ex-Chairman Kim.

Furthermore, at the recently completed GSTAR Game Show – the most important annual game show held in Korea – Gravity missed a valuable marketing opportunity and did not publicly demonstrate any of its games. This absence raises the Committee’s concerns about the readiness of the Company’s game pipeline.

Delays in Release of Ragnarok Online II

The next phase of Gravity’s growth relies on the launch and success of Ragnarok Online II. It is unclear when this game will be released, and it has already been significantly delayed. In addition, the Committee believes that the Ragnarok Online II development team has suffered a talent defection and has received insufficient leadership from senior management. In the Committee’s view, these delays and other mismanagement relating to Gravity’s most promising asset have resulted in the deterioration of Gravity’s share value over the past year.

Defection of Management and Key Staff

The Committee believes that turnover and serial restructuring of management and staff have led to the loss of business momentum and may have seriously damaged morale.

The following senior management changes, among others, have occurred since the EZER Control Purchase:

o	Resignation of a CEO (David Yoon)

o	Resignation of multiple CFO’s (William Song / James Kwon)

o	Resignation of General Counsel / IR officer (John Chung)

o	Replacement of COO (Lee Kyu Hyeong)

The Committee also believes that there have been many resignations of key gaming developers, designers and operators.

Lack of Disclosure and Secretive Settlement with ex-Chairman Kim

The dispute surrounding the Embezzlement continues to be a source of continued negative publicity and unanswered questions. Despite the Committee’s efforts to seek clarification, Messrs. Ryu and Baik and their affiliates have failed to properly address ongoing questions and concerns raised by Mr. Kim’s public statements, including the following:

o	Was Taizo Son involved in establishing Mr. Kim’s reported “slush fund” used to divert funds intended for Gravity, as alleged by Mr. Kim?

o	What is the nature of the 150 billion won additional payment which Mr. Kim publicly indicated was withheld by Taizo Son? What did Mr. Kim or Gravity give up in exchange for foregoing this alleged payment?

o	What is the “last hidden card” that Mr. Kim indicated that he can reveal about potential wrongdoing at Gravity?

In addition, during the Committee’s court mandated inspection of Gravity’s financial documents, the Committee’s advisors looked for certain invoices related to GungHo. These invoices were either not turned over by Gravity or are missing. The total amount of missing invoices is similar to the publicly reported amount of diverted funds in the Embezzlement. Could these documents be the basis to support ex-Chairman Kim’s allegations that the Embezzlement was made possible with the assistance of GungHo? In mid-September, the Committee sent a letter to Masayoshi Son and Taizo Son asking them to set the record straight regarding ex-Chairman Kim’s allegations. The Committee again received no response.

These matters raise serious questions about whether Gravity has been adequately compensated for possible wrongdoings by the former and current majority shareholder and their related parties.

Lavish Spending and Corporate Waste

The Committee is outraged about lavish spending and corporate waste that it believes is occurring at Gravity. For example, the Committee believes that certain members of the Ryu Board, particularly Mr. Ryu, used Company issued credit cards in an excessive and questionable manner, resulting in an unjustified waste of corporate assets.

The Committee obtained certain Gravity corporate card statements during its inspection which indicate that the Company has been paying for expenses from a well-known Korean “room salon.” In particular, Company records show that only two days after Mr. Ryu was informally nominated as Chairman of Gravity on September 12, 2005, expenses from a room salon of 5.1 million won (approximately US$5,000) were charged on Mr. Ryu’s corporate card. From September 2005 to December 2005, this company credit card was used at the same establishment on seven occasions for a grand total of 17.5 million won (approximately US$17,000) in expenses.

Adding insult to injury, Gravity pays for Mr. Ryu’s housing at the luxurious Seoul Tower Palace, as well as luxury cars for each of Mr. Ryu and Mr. Baik (one Mercedes S-class and one BMW 7-series).

As discussed above, on November 6, 2006, the Seoul Central District Court ordered Gravity to turn over certain financial documents, including additional management credit card statements, which Gravity previously attempted to withhold from the Committee.

Considering the nature of Gravity’s business and the Company’s poor financial performance since the EZER Control Purchase, the Committee believes that there is no legitimate business justification for these indulgences.

* * *

As members of the Gravity Board, Messrs. Ryu and Baik have fiduciary duties to perform their duties as directors with due care and loyalty and to act in a manner that is in or at least not opposed to the best interests of the Company. The Committee believes that Messrs. Ryu and Baik failed to fulfill their duties and in fact have acted in a manner which flouts them.

Messrs. Ryu and Baik must be held accountable for their actions. The Committee believes that they should be removed from the Gravity Board as, in our opinion, the value of the Shares diminishes on a daily basis under their stewardship.

The Committee urges you to vote FOR its proposal to remove Messrs. Ryu and Baik from the Gravity Board on the enclosed GOLD proxy card.

VOTING AND PROXY PROCEDURES

Only holders of Shares and ADSs of record on the Record Date will be entitled to notice of and to vote at the Meeting. Each ADS represents 0.25 Shares. Each Share is entitled to one vote. ADS holders who sell ADSs before the Record Date (or acquire them without voting rights after the Record Date) may not vote such ADSs. Holders of ADSs of record on the Record Date will retain their voting rights in connection with the Meeting even if they sell such ADSs after the Record Date.

ADSs represented by properly executed GOLD proxy cards will be voted at the Meeting as marked and, in the absence of specific instructions, will be voted FOR the proposal to remove Il Young Ryu and Seungtaik Baik from the Gravity Board.

HOW TO VOTE YOUR ADSs

If you are an ADS holder of record, please sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided.

If you hold your ADSs in street name through a bank, broker, trustee, or other nominee, only that nominee can vote on your behalf. Instruct your nominee to vote your ADSs by signing, dating and returning the enclosed voting form marked “GOLD PROXY” in the postage paid envelope provided. You may also be able to instruct your nominee to vote through the Internet or by a toll-free telephone call. Please follow the instructions on the enclosed GOLD PROXY. If you decide to return the GOLD PROXY by mail, please act promptly, to ensure that your instructions are received in time to be voted at the Meeting.

The Bank of New York (the “Depositary”) serves as the Depositary of the ADSs. Holders of ADSs are cautioned that the Depositary is contractually obligated to only endeavor to cause your ADSs to be voted based on your instructions. To help ensure that your ADSs are actually voted at the Meeting, please request confirmation from your bank, broker or nominee that your voting instructions were received.

QUORUM

Based on Gravity’s Articles of Incorporation, the Meeting will be duly convened with a quorum of not less than one-third of the total number of issued and outstanding Shares with voting rights present; provided that votes of shareholders who have special interests in the agenda of the Meeting and therefore cannot exercise their voting rights shall not be counted in the total number of issued and outstanding Shares with voting rights.

VOTES REQUIRED FOR APPROVAL

Under applicable Korean law, approval of the proposal to remove Messrs. Ryu and Baik from the Gravity Board requires the vote of at least two-thirds of the votes of shareholders present at the Meeting; provided that such votes shall represent at least one-third of the total number of issued and outstanding Shares.

ABSTENTIONS

You have the option of voting “FOR”, “AGAINST” or “ABSTAIN” on the Committee’s proposal on the enclosed proxy card. The Committee is giving you the option of abstaining on the proposal although it has been informed by the Depositary that abstentions may not be counted as valid votes.

DISCRETIONARY VOTING

ADSs held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such ADSs provide them with instructions on how to vote.

REVOCATION OF PROXIES

The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. If you have previously returned a management proxy card voting against the removal of Messrs. Ryu and Baik, you have every right to change your vote by returning a later dated proxy card. Simply sign, date and return the enclosed GOLD proxy card today.

PARTICIPANT INFORMATION

About Ramius Capital Group, L.L.C.

Ramius Capital Group, L.L.C. is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group, L.L.C. is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich and Vienna. The affiliates of Ramius Capital Group, L.L.C. who are also members of the Committee are Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Admiral Advisors, LLC, Ramius Advisors, LLC, Safe Harbor Master Fund, L.P., Safe Harbor Investment Ltd., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon (collectively, the “Ramius Entities”). As of the date of this Statement, the Ramius Entities own an aggregate of 2,104,695 ADSs and 105,973 Shares which currently represent approximately 9.1% of the issued and outstanding Shares.

About Moon Capital Management LP

Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore. The affiliates of Moon Capital Management LP who are also members of the Committee are Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., JWM Capital LLc and John W. Moon (collectively, the “Moon Entities”). As of the date of this Statement, the Moon Entities own an aggregate of 1,939,656 ADSs and 105,971 Shares which currently represent approximately 8.5% of the issued and outstanding Shares.

Sharing Agreement

The Ramius Entities and the Moon Entities entered into a Sharing Agreement pursuant to which they agreed, among other things, to (i) make individual filings on Schedule 13D with respect to the ADSs or the Shares they own to the extent required under applicable securities laws, (ii) provide written notice within one business day to each other of purchases or sales of ADSs or Shares or the acquisition or disposition of beneficial ownership of ADSs or Shares and (iii) to share equally the costs of legal counsel in Korea in connection with pursuing the matters discussed in this Statement and to share any other agreed upon expenses. By virtue of the communications among the Ramius Entities and the Moon Entities as to the matters discussed in this Statement and the Sharing Agreement, the Ramius Entities and the Moon Entities may be deemed to be a “group” for purposes of the Securities Exchange Act of 1934, as amended. Neither the Ramius Entities nor the Moon Entities affirm that such a group has been formed.

Additional Information Concerning the Participants

For additional information regarding the Ramius Entities and the Moon Entities and their investment in securities of Gravity, reference is made to the Schedules 13D filed by each of the Ramius Entities and the Moon Entities with the Securities and Exchange Commission on March 29, 2006, as subsequently amended.

OTHER MATTERS AND ADDITIONAL INFORMATION

Although the Committee does not have any knowledge indicating that any statement made herein is untrue, the Committee does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by the Committee or on the Committee’s behalf, or for any failure by Gravity to disclose events that may affect the significance or accuracy of such information. Unless otherwise indicated, all statements made herein are made as of the date hereof, and the Committee is not responsible for updating the information contained herein after such date.

THE GRAVITY COMMITTEE FOR FAIR TREATMENT OF MINORITY SHAREHOLDERS

November __, 2006

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many ADSs you own, please give the Committee your proxy FOR the proposal to remove Il Young Ryu and Seungtaik Baik from the Gravity Board.

If you are an ADS holder of record, please sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided.

If you hold your ADSs in street name through a bank, broker, trustee, or other nominee, only that nominee can vote on your behalf. Instruct your nominee to vote your ADSs by signing, dating and returning the enclosed voting form marked “GOLD PROXY” in the postage paid envelope provided. You may also be able to instruct your nominee to vote through the Internet or by a toll-free telephone call. Please follow the instructions on the enclosed GOLD PROXY. If you decide to return the GOLD PROXY by mail, please act promptly, to ensure that your instructions are received in time to be voted at the Meeting.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Committee’s Statement, please call
Innisfree M&A Incorporated at the phone numbers listed below.

501 Madison Avenue, 20th Floor
New York, New York 10022

CALL TOLL FREE: (888) 750-5834
BANKS AND BROKERS CALL COLLECT: (212) 750-5833

____________________________________________________________

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